Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Tel: (312) 407-0700

Fax: (312) 407-0411

http://www.skadden.com

July 21, 2008

VIA EDGAR AND HAND DELIVERY

Thomas Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	CME Group Inc. Registration Statement on Form S-4 Commission File No. 333-151577

Dear Mr. Kluck:

We are writing on behalf of our client, CME Group Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 7, 2008 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-4 filed with the Commission on June 11, 2008 (the “Registration Statement”) in connection with the merger of NYMEX Holdings, Inc. with and into CMEG NY Inc., a wholly-owned subsidiary of the Company.

For the convenience of the Staff, the Company’s response is set forth below following the text of the paragraph of the Comment Letter to which the response relates. Enclosed is a copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed via EDGAR concurrently herewith and which has been marked to show cumulative changes from the Registration Statement as previously filed.

Securities and Exchange Commission

July 21, 2008

General

1.	It appears that you are relying upon Rule 430C of Regulation C. Please revise to include the appropriate undertakings required by Item 512(a)(5) of Regulation S-K or advise.

Response:	The Company has revised Item 22 (Undertakings) of the Registration Statement to include the language set forth in Item 512(a)(5)(ii).

* * * * *

After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0531) or Susan S. Hassan (312-407-0527) with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407-0411.

Very truly yours,

/s/ Rodd M. Schreiber
Rodd M. Schreiber Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Duc Dang (Securities and Exchange Commission)
Kathleen M. Cronin (CME Group Inc.)
Susan S. Hassan (Skadden, Arps, Slate, Meagher & Flom LLP)
Richard Kerschner (NYMEX Holdings, Inc.)
Howard Chatzinoff (Weil, Gotshal & Manges LLP)
Michael J. Aiello (Weil, Gotshal & Manges LLP)